

Tantech Holdings Ltd (BVI)
USCNHK Group Ltd. (Hong Kong)
Eurasia International Capital Co., Ltd. (Hong Kong)
Tantech Holdings (Lishui) Co., Ltd. (China)
Eurasia New Energy Automotive (Jiangsu) Co., Ltd. (China)
Shanghai Jiamu Investment Management Co., Ltd. (China)
VIE
Lishui Xincai Industrial Co., Ltd. (China)
Zhejiang Tantech Tourism Development Co., Ltd. (China)
Zhejiang Tantech Bamboo Tech Co., Ltd. (China)
Khorgos Tantech Business Service Co., Ltd. (China)
Hangzhou Wangbo Investment Management Co., Ltd. (China)
Hangzhou Jixi Investment Management Co., Ltd. (China)
Jinke Chuangtou Co., Ltd. (Unrelated Third Party - China)
Zhejiang Tantech Bamboo Charcoal Co., Ltd. (China)
Zhejiang Tantech Energy Technology Co., Ltd. (China)
Hangzhou Tanbo Technology Co., Ltd. (China)
Zhejiang Babiku Charcoal Co., Ltd. (China)
Khorgos Yabo Software Co., Ltd. (China)
51%
19%
30%
Suzhou Yimao E-Motors Co., Ltd. (China)